September 18, 2018


David C. Benoit
President and Chief Executive Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413

       Re:    Connecticut Water Service, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed August 20, 2018
              File No. 000-08084

Dear Mr. Benoit:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Background of the Merger, page 25

   1. We note your disclosure on page 37 that, on April 19 2018, the board of directors of the
      Company had a telephonic meeting with management and representatives of Wells Fargo
      Securities, and that Wells Fargo reviewed with the board of directors of the Company various information and analyses regarding the Eversource proposal as compared to the merger with SJW. Please disclose the results of the informal Wells Fargo financial analyses comparing the Eversource proposal to the SJW proposal, or disclose the specific comparisons considered by the CTWS board in determining that the Eversource proposal did not constitute and was not reasonably likely to lead to a superior proposal.
      Alternatively, please tell us why you do not believe this disclosure is required.

   2. We note you disclosure on page 47 that your board discussed with its advisors and your management "the challenges associated with the path toward closing the merger of equals transaction with SJW; the potential benefits and risks associated with a potential change in transaction structure from stock consideration to cash consideration; and the price per share that any proposal for an acquisition of the Company for cash would need to exceed
 David C. Benoit
Connecticut Water Service, Inc.
September 18, 2018
Page 2

        in light of the value expected from the merger of equals transaction with SJW or, alternatively, that the board of directors of the Company is confident can be delivered to shareholders of the Company on a standalone basis." Please amend your filing to include a more detailed description of the "challenges" and "benefits" considered. In this regard, we note that, in your disclosures related to the initial stock-for-stock transaction, one of the primary benefits to shareholders described was a stake in the growth of the combined company's stock value.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Christina Chalk,
Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3263, or me at (202)
551-3720 with any questions.



                                                             Sincerely,

                                                             /s/ Mara L. Ransom

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products